

Term Sheet

Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-HY1 Trust

WaMu Asset Acceptance Corp.
Depositor

Washington Mutual Mortgage Securities Corp.
Sponsor

Washington Mutual Bank
Servicer

LaSalle Bank National Association
Trustee

WaMu Capital Corp.
Lead Manager

January 18, 2007

Closing Date	**January 30, 2007**
Investor Settlement Date	**January 30, 2007**
First Distribution Date	**February 26, 2007**
Cut-Off Date	**January 1, 2007**


WaMu Capital Corp.

A Washington Mutual, Inc. Company

Important Notice About Information Presented in this
Preliminary Term Sheet

The securities described in this preliminary term sheet may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should carefully consider the risks of these securities.

We do not intend that there be any sale of the securities discussed in this preliminary term sheet in any state in which such offer or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state.

The issuer has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you so request by calling toll-free 1-800-667-9569.

We will provide information to you about the offered certificates in two separate documents that progressively provide more detail: (a) a prospectus, which provides general information, some of which may not apply to your series of certificates, and (b) the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series HY (Hybrid ARM Loans) free writing prospectus, along with this preliminary term sheet, describes more specifically the terms of your series of certificates. This preliminary term sheet does not contain all of the information that is required to be included in the prospectus and the prospectus supplement that will be prepared for your series of certificates. The information in this preliminary term sheet is subject to completion or change. The information in this preliminary term sheet supersedes information contained in any prior term sheet relating to these securities prior to the time of your commitment to purchase. To understand the terms of the offered certificates, read carefully this entire preliminary term sheet and the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series HY (Hybrid ARM Loans) free writing prospectus we will provide you. You may obtain a copy of the prospectus and the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series HY (Hybrid ARM Loans) free writing prospectus by contacting WaMu Capital Corp. at 1-800-667-9569.

THE DATA DESCRIBING THE MORTGAGE POOL IN THIS PRELIMINARY TERM SHEET REFLECTS THE PRELIMINARY CHARACTERISTICS OF THE MORTGAGE POOL AS OF THE CUT-OFF DATE, WHICH IS 1/01/07. THE PROSPECTUS SUPPLEMENT THAT WILL BE PREPARED FOR THIS TRANSACTION WILL REFLECT THE FINAL MORTGAGE POOL DATA AS OF THE CUT-OFF DATE. ONCE AVAILABLE, A FINAL PROSPECTUS AND PROSPECTUS SUPPLEMENT MAY BE OBTAINED WITHOUT CHARGE BY CONTACTING WAMU CAPITAL CORP. AT 1-800-667-9569.

This preliminary term sheet is being delivered to you solely to provide you with information about the offering of the mortgage-backed securities referred to in this preliminary term sheet. The mortgage-backed securities referred to in this preliminary term sheet are being offered when, as and if issued. Our obligation to sell securities to you is conditioned on the securities having the characteristics described in this preliminary term sheet. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

Description of Certificates

	Principal Amount (Approx.) [1] [3]	WAL (Yrs) [2]	Prin Window (Mths) [2]	Certificate Interest Rate	Tranche Type	Expected Ratings S&P/Moody's
A-1	$254,455,000	0.90	02/07 - 01/09	Variable [4]	Senior	AAA/Aaa
A-2A	115,707,000	3.00	01/09 - 06/11	Variable [5]	Senior	AAA/Aaa
A-2B	12,856,000	3.00	01/09 - 06/11	Variable [6]	Senior	AAA/Aaa
A-3A	84,262,000	5.83	06/11 - 06/13	Variable [7]	Senior	AAA/Aaa
A-3B	9,362,000	5.83	06/11 - 06/13	Variable [8]	Senior	AAA/Aaa
M-1	8,780,000	4.40	03/10 - 06/13	Variable [9]	Subordinate	AA+/Aa1
M-2	3,512,000	4.39	02/10 - 06/13	Variable [10]	Subordinate	AA/Aa2
M-3	2,508,000	4.37	02/10 - 06/13	Variable [11]	Subordinate	AA-/Aa3
M-4	2,508,000	4.36	02/10 - 06/13	Variable [12]	Subordinate	A+/A2
B-1	2,508,000	4.18	02/10 - 02/13	Variable [13]	Subordinate	A-/Baa1
B-2	2,508,000	3.68	02/10 - 01/12	Variable [14]	Subordinate	BBB/Baa3
R	100.00	0.07	02/07 - 02/07	N/A	Senior/Residual	AAA/Aaa
C	N/A	Not Offered Hereby		N/A	Subordinate	NR
PPP	N/A [15]	Not Offered Hereby		N/A [15]	Prepay Penalty	NR

(1) Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2) WAL and Payment Windows for the Offered Certificates are shown based on the Pricing Prepayment Speed (as defined herein) and assuming the Optional Termination is exercised at the earliest Clean-Up Call Option Date.

(3) Credit support for the Certificates will be provided through subordination, fully funded overcollateralization of approximately [0.55]% and excess spread.

(4) The Class A-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(5) The Class A-2A Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(6) The Class A-2B Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(7) The Class A-3A Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(8) The Class A-3B Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 2 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(9) The Class M-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.



WaMu Capital Corp.

A Washington Mutual, Inc. Company

(10) The Class M-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(11) The Class M-3 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(12) The Class M-4 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(13) The Class B-1 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(14) The Class B-2 Certificates will accrue interest at a per annum interest rate equal to the lesser of (i) one month LIBOR plus [__]% (the floating rate margin will be 1.5 times the initial margin for any Distribution Date after the Clean-Up Call Option Date) and (ii) the Net WAC Cap.

(15) The Class PPP Certificates will not receive principal or interest. The Class PPP Certificates will have a notional balance; however, the Class PPP Certificates will not accrue interest on their notional balance. The Class PPP notional amount will equal the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date. The Class PPP Certificates will be entitled to receive prepayment penalty payments, with respect to voluntary full prepayments, remitted to the trust for certain Mortgage Loans.


WaMu Capital Corp.
A Washington Mutual, Inc. Company

Transaction Summary

Depositor:	WaMu Asset Acceptance Corp. ("**WAAC**").
Trust:	Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-HY1 Trust.
Servicer:	Washington Mutual Bank ("**WMB**").
Lead Manager:	WaMu Capital Corp.
Trustee:	LaSalle Bank National Association.
Delaware Trustee:	Christiana Bank & Trust Company
Swap Counterparty:	[__]
Rating Agencies:	It is anticipated that the Offered Certificates will be rated by Moody's and Standard & Poor's and assigned the credit ratings described herein.
Cut-off Date:	January 1, 2007.
Expected Pricing Date:	On or before January 22, 2007.
Closing Date:	January 30, 2007.
Servicing Fee:	For (a) the Mortgage Loans which have initial rate adjustments occurring approximately 5 years or earlier after the first payment date of such Mortgage Loan, 0.375% per annum and (b) all other Mortgage Loans, 0.250% per annum (plus, in the case of certain Mortgage Loans with lender paid primary mortgage insurance, the amount of the monthly portion of the applicable insurance premium required to be paid at origination, even if no longer required to be paid), with a weighted average for the first Distribution Date of approximately [0.341]% per annum.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in February 2007.
Due Period:	With respect to any Distribution Date, the calendar month immediately preceding such Distribution Date.
Due Date:	The first day of any calendar month.
Class A Certificates:	Classes A-1, A-2A, A-2B, A-3A and A-3B.
Class M Certificates:	Classes M-1, M-2, M-3 and M-4.
Class B Certificates:	Classes B-1 and B-2.
Senior Certificates:	Class A and Class R Certificates.
Subordinate Certificates:	Class M, Class B and Class C Certificates.
Certificates:	Senior Certificates, Subordinate Certificates and Class PPP Certificates.
Offered Certificates:	Class A, Class R, Class M, and Class B Certificates.
Non-Offered Certificates:	Class C and Class PPP Certificates.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Registration:	Each class of Offered Certificates will initially be represented by a single Certificate registered in the name of Cede & Co., a nominee of The Depository Trust Company, New York, New York.
Federal Tax Treatment:	For federal income tax purposes, one or more REMIC elections will be made with respect to the Trust. For federal tax income purposes, the Offered Certificates (other than the Class R Certificates) will represent ownership of regular interests, coupled with an interest in a limited recourse notional principal contract (as described under "Material Federal Income Tax Consequences—Special Tax Considerations Applicable to the Swap OC Certificates" in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series HY (Hybrid ARM Loans) free writing prospectus). The Class R Certificates will represent ownership of a residual interest for federal income tax purposes.
SMMEA Treatment:	The Class A, Class M-1, Class M-2 and Class M-3 Certificates are expected to constitute "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("**SMMEA**").
ERISA Eligibility:	The Offered Certificates (other than the Class R Certificates) are expected to be eligible for purchase by a person investing assets of employee benefit plans or individual retirement accounts (each, a **"Plan Investor"**); however, they may not be acquired or held by a Plan Investor before the termination of the swap agreement, unless such acquisition or holding is eligible for the exemptive relief available under Section 408(b)(17) of ERISA or one of the investor-based class exemptions described in the Washington Mutual Mortgage Pass–Through Certificates, WMALT Series HY (Hybrid ARM Loans) free writing prospectus under "ERISA Considerations." Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class R Certificates are not expected to be eligible for purchase by Plan Investors.
Optional Termination:	The terms of the transaction allow for an optional termination of the Trust which may be exercised once the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (a "**Clean-Up Call Option Date**").
Day Count:	Actual/360.
Interest Accrual Period:	The interest accrual period for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Investor Settlement Date) and ending on the 24th day of the month during which such Distribution Date occurs.
Delay Days:	0 day delay.
Pricing Prepayment Speed:	30% CPR.
Settlement:	The Offered Certificates settle flat. The Investor Settlement Date is January 30, 2007.
Compensating Interest:	Compensating interest paid by the Servicer with respect to the Mortgage Loans will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of such Mortgage Loans, any reinvestment income realized by the Servicer relating to payoffs on the Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the 1st day through the 14th day



of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans.

Mortgage Loans:	The Mortgage Loans consist of Alt-A, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 years. The Mortgage Loans are indexed to either Six-Month LIBOR or One-Year LIBOR and have initial rate adjustments occurring approximately 1, 2, 3, 5, 7 or 10 years after the first payment date of each Mortgage Loan. As of the Cut-off Date, approximately [82.67]% of the Mortgage Loans are scheduled to pay only interest during an initial period specified in the related mortgage note and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize the Mortgage Loan over its remaining term.

As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans is approximately $501,729,349, subject to an increase or decrease of up to 10%. It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Originator Concentrations	Approx %
Washington Mutual Bank	[70.90]%
Argent Mortgage Company	[13.24]%
All Other Originators Less Than 10%	

Stated Principal Balance: For any Mortgage Loan for any date of determination, its principal balance as of the Cut-Off Date, after application of all scheduled principal payments due on or before the Cut-Off Date, whether or not received, reduced by all amounts allocable to principal that have been distributed to certificateholders with respect to that Mortgage Loan on or before that date of determination, and as further reduced by the amount of any realized loss on that Mortgage Loan allocable to principal incurred in any calendar month prior to the month of the date of determination (except, if the date of determination is earlier in the month than the Distribution Date, for the immediately preceding calendar month).

Servicer Advances: The Servicer will advance principal and interest provided the Servicer determines the advance is recoverable from future payments.

Excess Spread: The initial weighted average net coupon of the mortgage pool will be greater than the interest payments on the Certificates, resulting in excess cash flow calculated in the following manner based on the collateral as of the Cut-off Date.

Gross WAC:	6.7200%
Less Initial Servicing Fee:	0.3408%
Net WAC:	6.3792%
Less Initial Certificate Coupon (Approx.) [1]:	5.4728%
Plus Initial Swap Inflow [1]:	0.3169%



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Initial Excess Spread: 1.2233%

[1] Assumes one-month LIBOR equal to 5.320% and initial marketing spreads. This amount will vary on each Distribution Date based on changes to one-month LIBOR, the principal balance of each certificate outstanding and day count.

Pass-Through Rate: The "**Pass-Through Rate**" with respect to each Mortgage Loan is equal to the mortgage rate less the Servicing Fee.

Weighted Average
Pass-Through Rate: For any Distribution Date, the weighted average of the Pass-Through Rates on the Mortgage Loans as of the second preceding Due Date.

Net WAC Cap: For any Distribution Date, the percentage equivalent of a fraction, (1) the numerator of which is equal to (a) interest accrued on the Mortgage Loans at the Weighted Average Pass-Through Rate for such Distribution Date, *minus* (b) the sum of any Net Swap Payment owed to the Swap Counterparty and any Swap Termination Payment (other than certain Swap Termination Payments resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty) owed to the Swap Counterparty for such Distribution Date, *plus* (c) any Net Swap Payment received from the Swap Counterparty for such Distribution Date, and (2) the denominator of which is equal to the product of (a) the actual number of days in the related Interest Accrual Period divided by 360 and (b) the aggregate principal balance of the Mortgage Loans as of the second preceding Due Date.

Credit Enhancement: Credit enhancement consists of the following:

1) Net Monthly Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Net Swap Payments received from the Swap Counterparty may be available as an additional form of credit enhancement.

Accrued
Certificate Interest: For each class of Certificates and any Distribution Date, interest will accrue during the related Interest Accrual Period on the related Class Certificate balance immediately prior to such Distribution Date at the related Certificate Interest Rate as reduced by that class' share of net prepayment interest shortfalls and any shortfalls resulting from the application of the Servicemembers Civil Relief Act or any similar state statutes.

Interest Remittance
Amount: For any Distribution Date, the portion of funds available for distribution on such Distribution Date attributable to interest received or advanced on the Mortgage Loans, less the Servicing Fee.

Principal
Remittance Amount: For any Distribution Date, the sum of:
(i) all scheduled payments of principal due during the related Due Period and received by the Servicer on or prior to the related determination date or advanced by the Servicer on the related remittance date;

(ii) the principal portion of all partial prepayments received during the month prior to the month during which such Distribution Date occurs and all full prepayments received from the 15th day of the prior month through the 14th day of the month during which such Distribution Date occurs;


(iii)   the principal portion of all net liquidation proceeds, net condemnation proceeds and net insurance proceeds received during the month prior to the month during which such Distribution Date occurs;

(iv)   the principal portion of the repurchase price for any repurchased Mortgage Loans that were repurchased during the prior calendar month;

(v)   the principal portion of substitution adjustments received in connection with the substitution of a Mortgage Loan that was substituted during the prior calendar month; and

(vi)   the principal portion of the termination price if the Optional Termination is exercised.

Principal Distribution Amount:

On any Distribution Date, the sum of (i) the Basic Principal Distribution Amount and (ii) the Extra Principal Distribution Amount.

Basic Principal Distribution Amount:

On any Distribution Date, the excess of (i) the aggregate Principal Remittance Amount over (ii) the Overcollateralization Excess Amount, if any.

Extra Principal Distribution Amount:

For any Distribution Date, the lesser of (i) the excess, if any, of (x) the Interest Remittance Amount for such Distribution Date, over (y) the aggregate interest payable on the Offered Certificates and amounts payable to the Supplemental Interest Trust from the Interest Remittance Amount on such Distribution Date pursuant to the interest waterfall described below in "Distributions—Interest Distributions" and (ii) the Overcollateralization Deficiency Amount for such Distribution Date.

Overcollateralization Deficiency Amount:

For any Distribution Date will be equal to the amount, if any, by which (x) the Targeted Overcollateralization Amount for such Distribution Date exceeds (y) the Overcollateralization Amount for such Distribution Date, in each case calculated for this purpose after giving effect to the reduction on such Distribution Date of the aggregate principal balance of the Offered Certificates resulting from the payment of the Basic Principal Distribution Amount on such Distribution Date, and after giving effect to the reduction of the principal balances of the Mortgage Loans as a result of losses incurred in the prior calendar month, but prior to giving effect to the allocation of any losses to the Certificates on such Distribution Date.

Overcollateralization Excess Amount:

For any Distribution Date, will equal the excess, if any, of (i) the Overcollateralization Amount over (ii) the Targeted Overcollateralization Amount for such Distribution Date, in each case calculated for this purpose after giving effect to the reduction on such Distribution Date of the aggregate principal balance of the Offered Certificates that would result if 100% of the Principal Remittance Amount were applied as a principal payment on such Distribution Date to the Offered Certificates, and after giving effect to the reduction of the principal balances of the Mortgage Loans as a result of losses incurred in the prior calendar month, but prior to giving effect to the allocation of any losses to the Certificates on such Distribution Date.

Targeted Overcollateralization Amount:

For any Distribution Date (i) prior to the Stepdown Date, approximately [0.55]% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date; (ii) on or after the


Stepdown Date and for which a Trigger Event has not occurred, the greater of (a) the lesser of (x) [0.55]% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date and (y) [1.10]% of the aggregate principal balance of the Mortgage Loans for such Distribution Date, or (b) [0.35]% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date; and (iii) on or after the Stepdown Date for which a Trigger Event has occurred and is continuing, the Targeted Overcollateralization Amount for the Distribution Date immediately preceding such Distribution Date.

Net Monthly Excess Cashflow:	For any Distribution Date, the amount of available funds for such Distribution Date (other than any amounts received from the Swap Counterparty) remaining after making all payments to the Offered Certificates and the Supplemental Interest Trust pursuant to the interest and principal waterfalls described below in "Distributions—Interest Distributions" and "—Principal Distributions".
Overcollateralization Amount:	For any Distribution Date, will equal (i) the aggregate principal balance of the Mortgage Loans reduced by (ii) the aggregate principal balance of the Offered Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [0.55]% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.
Mortgage Insurance:	As of the Cut-Off Date, all of the mortgage loans with LTV's greater than 80% are covered by mortgage insurance.

Stepdown Date: The earlier to occur of:
(i) the Distribution Date immediately following the Distribution Date on which the aggregate Class Principal Balance of the Class A Certificates has been reduced to zero; and
(ii) the later to occur of
    a. the Distribution Date occurring in February 2010; and
    b. the first Distribution Date on which the Senior Credit Enhancement Percentage is greater than or equal to approximately [10.00]%.

Class	Initial Subordination	Total Subordination at Stepdown
A	[5.00]%	[10.00]%
M-1	[3.25]%	[6.50]%
M-2	[2.55]%	[5.10]%



WaMu Capital Corp.
A Washington Mutual, Inc. Company

M-3	[2.05]%	[4.10]%
M-4	[1.55]%	[3.10]%
B-1	[1.05]%	[2.10]%
B-2	[0.55]%	[1.10]%

Trigger Event: A Trigger Event is in effect on any Distribution Date if (i) on that Distribution Date the 60 day+ rolling average equals or exceeds [40.00]% of the Senior Credit Enhancement Percentage (the 60 day+ rolling average will equal the rolling 3 month average percentage of Mortgage Loans that are 60 or more days delinquent, including loans in foreclosure, all REO Property and Mortgage Loans where the mortgagor has filed for bankruptcy) or (ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date (the "**Cumulative Realized Loss Percentage**") exceeds the amounts set forth below:

Distribution Date	Percentage
February 2010 through January 2011	[0.20]% for the first month plus an additional 1/12th of [0.25]% for each month thereafter
February 2011 through January 2012	[0.45]% for the first month plus an additional 1/12th of [0.30]% for each month thereafter
February 2012 through January 2013	[0.75]% for the first month plus an additional 1/12th of [0.30]% for each month thereafter
February 2013 through January 2014	[1.05]% for the first month plus an additional 1/12th of [0.20]% for each month thereafter
February 2014 and thereafter	[1.25]%

Sequential
Trigger Event: A Sequential Trigger Event is in effect on any Distribution Date if (i) for any Distribution Date before February 2010, the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related prepayment period divided by the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date exceeds [__]% or (ii) for any Distribution Date in or after February 2010, a Trigger Event is in effect on that Distribution Date.

Senior Credit
Enhancement Percentage: The "**Senior Credit Enhancement Percentage**" for any Distribution Date is equal to (i) the excess of (a) the aggregate Stated Principal Balance of the Mortgage Loans on such Distribution Date over (b) the aggregate Class Principal Balance of the Class A Certificates on such Distribution Date (calculated for this purpose after giving effect to all distributions on such Distribution Date in reduction of the Class Principal Balances of the Class A Certificates, up to an amount equal to the Class A Principal Distribution Amount for such Distribution Date), divided by (ii) the aggregate Stated Principal Balance of the Mortgage Loans on such Distribution Date.

Basis Risk Carry
Forward Amount: As to any Distribution Date, the Basis Risk Carry Forward Amount for each class of Offered Certificates will equal the sum of:
(i) the excess, if any, of interest that would have accrued on such class at the related Certificate Interest Rate (without regard to the Net WAC Cap) over interest due on such class at a rate equal to the Net WAC Cap;


(ii) any Basis Risk Carry Forward Amount for such class remaining unpaid from prior Distribution Dates; and

(iii) interest on the amount in clause (ii) at the related Certificate Interest Rate for such class (without regard to the Net WAC Cap).

Class A Principal Distribution Amount:	Will be an amount equal to the excess of (x) the aggregate Class Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) [90.00]% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Class M-1 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date) and (B) the Class Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) [93.50]% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.
Class M-2 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the Class Principal Balance of the Class M-1 Certificates (after taking into account any payment of the Class M-1 Principal Distribution Amount on such Distribution Date), and (C) the Class Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) [94.90]% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.
Class M-3 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M-1 and Class M-2 Certificates (after taking into account any payment of the Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) [95.90]% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.
Class M-4 Principal Distribution Amount:	Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M-1, Class M-2, and Class M-3 Certificates (after taking into account any payment of the Class M-1, Class M-2, and Class M-3 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) [96.90]% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the



Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class B-1 Principal
Distribution Amount: Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M Certificates (after taking into account any payment of the Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-1 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) [97.90]% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Class B-2 Principal
Distribution Amount: Will be an amount equal to the excess of (x) the sum of (A) the aggregate Class Principal Balance of the Class A Certificates (after taking into account any payment of the Class A Principal Distribution amount on such Distribution Date), (B) the aggregate Class Principal Balance of the Class M and Class B-1 Certificates (after taking into account any payment of the Class M-1, Class M-2, Class M-3, Class M-4 and Class B-1 Principal Distribution Amounts on such Distribution Date), and (C) the Class Principal Balance of the Class B-2 Certificates immediately prior to such Distribution Date, over (y) the lesser of (A) the product of (i) [98.90]% and (ii) the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date, and (B) the excess, if any, of the aggregate Stated Principal Balance of the Mortgage Loans for such Distribution Date over approximately 0.35% of the aggregate scheduled principal balance of the Mortgage Loans as of the Cut-off Date.

Swap Agreement: The Certificates will have the benefit of a swap agreement with an initial swap notional amount of approximately $[498,463,000]. The swap notional amount will amortize in accordance with a swap schedule as specified herein. Under the swap agreement, on each Distribution Date prior to the termination of the swap agreement, the Supplemental Interest Trust will be obligated to pay to the Swap Counterparty an amount equal to a per annum rate of [__]% (on a 30/360 basis) on the swap notional amount (the **"Fixed Swap Payment"**), and the Swap Counterparty will be obligated to pay to the Supplemental Interest Trust an amount equal to a per annum rate of one-month LIBOR (on an actual/360 basis) on the swap notional amount (the **"Floating Swap Payment"**). Only the net amount of the two obligations (the **"Net Swap Payment"**) will be paid by the appropriate party. To the extent that the Fixed Swap Payment exceeds the Floating Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a Net Swap Payment to the Swap Counterparty. To the extent that the Floating Payment exceeds the Fixed Payment on any Distribution Date, the Swap Counterparty will be required to make a Net Swap Payment to the Supplemental Interest Trust. See the Swap Schedule below.

In addition, in the event of an early termination of the swap agreement, the Supplemental Interest Trust or the Swap Counterparty may be required to make a swap termination payment (a **"Swap Termination Payment"**) to the other party (regardless of which party has caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the swap agreement. In the event that the Supplemental Interest Trust is required to make a Swap Termination Payment to the Swap Counterparty, that amount will be paid by the Supplemental Interest Trust on the related Distribution Date and on any subsequent Distribution Date until paid in full, prior to any distributions to the Offered Certificates, except for certain Swap Termination Payments resulting from an event of default by, or certain



WaMu Capital Corp.
A Washington Mutual, Inc. Company

termination events with respect to, the swap counterparty which will be paid pursuant to clause (9) under "Distributions—Allocation of Funds in the Supplemental Interest Trust" below.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

SWAP SCHEDULE

DISTRIBUTION PERIOD	DISTRIBUTION DATE	NOTIONAL SCHEDULE	DISTRIBUTION PERIOD	DISTRIBUTION DATE	NOTIONAL SCHEDULE
1	2/25/07	$498,463,000.00	32	9/25/09	$202,294,013.25
2	3/25/07	492,802,188.37	33	10/25/09	192,805,655.81
3	4/25/07	486,197,425.13	34	11/25/09	184,905,043.04
4	5/25/07	477,355,965.48	35	12/25/09	178,313,492.77
5	6/25/07	467,042,233.77	36	1/25/10	172,450,187.56
6	7/25/07	455,092,491.02	37	2/25/10	167,397,899.60
7	8/25/07	442,597,159.24	38	3/25/10	163,072,646.11
8	9/25/07	430,034,847.10	39	4/25/10	158,827,384.40
9	10/25/07	416,852,326.56	40	5/25/10	153,825,996.68
10	11/25/07	405,476,446.88	41	6/25/10	148,565,434.14
11	12/25/07	392,592,992.54	42	7/25/10	143,242,910.61
12	1/25/08	381,079,597.60	43	8/25/10	137,960,031.25
13	2/25/08	370,990,907.36	44	9/25/10	132,914,443.07
14	3/25/08	362,075,273.66	45	10/25/10	127,882,287.08
15	4/25/08	353,405,046.70	46	11/25/10	123,554,810.90
16	5/25/08	342,974,882.07	47	12/25/10	119,238,301.71
17	6/25/08	332,076,644.48	48	1/25/11	115,432,464.80
18	7/25/08	320,701,165.55	49	2/25/11	111,953,668.99
19	8/25/08	309,583,951.13	50	3/25/11	109,014,615.92
20	9/25/08	299,087,667.59	51	4/25/11	106,135,876.15
21	10/25/08	288,005,875.53	52	5/25/11	102,621,510.74
22	11/25/08	277,405,858.35	53	6/25/11	98,600,778.02
23	12/25/08	268,131,922.67	54	7/25/11	94,600,930.42
24	1/25/09	260,309,943.81	55	8/25/11	89,825,923.57
25	2/25/09	253,144,080.71	56	9/25/11	83,913,515.74
26	3/25/09	246,932,582.75	57	10/25/11	72,357,305.57
27	4/25/09	240,832,564.75	58	11/25/11	64,512,734.33
28	5/25/09	233,465,346.53	59	12/25/11	55,583,153.39
29	6/25/09	225,779,502.29	60	1/25/12	31,900,217.73
30	7/25/09	217,812,925.08	61	2/25/12 and thereafter	0.00
31	8/25/09	209,863,037.67			



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Realized Loss:
With respect to a defaulted Mortgage Loan that is liquidated, an amount equal to the portion of the principal balance remaining unpaid after the application of all liquidation proceeds, insurance proceeds and condemnation awards, net of amounts reimbursable to the Servicer for the related advances and the applicable servicing fee in respect to such Mortgage Loan.

Allocation of Realized
Losses:
Realized losses on the Mortgage Loans will first reduce the portion of Net Monthly Excess Cashflow available for distribution after giving effect to the distribution under clause (1) under "Distributions—Allocation of Net Monthly Excess Cashflow" below and then will reduce the Overcollateralization Amount. If the Overcollateralization Amount has been reduced to zero, then realized losses will be allocated to the Subordinate Certificates (other than the Class C Certificates) in reverse order of priority, in each case, until their Class Principal Balances have been reduced to zero.

On each Distribution Date, if the aggregate Class Principal Balance of all outstanding classes of Offered Certificates exceeds the aggregate Stated Principal Balance of the Mortgage Loans (after giving effect to distributions of principal and the allocation of all realized losses to those certificates on that Distribution Date), that excess will be deemed a principal loss and will be allocated to the most junior class of Subordinate Certificates (other than the Class C Certificates) then outstanding until the aggregate Class Principal Balance of the Subordinate Certificates (other than the Class C Certificates) is reduced to zero. Realized losses will not be allocated to the Senior Certificates.

Distributions

Interest Distributions

On each Distribution Date, interest distributions from the Interest Remittance Amount will be distributed, sequentially, as follows:

1. first, to the Supplemental Interest Trust, any Net Swap Payments owed to the Swap Counterparty and any Swap Termination Payment (other than certain Swap Termination Payments resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty) owed to the Swap Counterparty;

2. second, to the Senior Certificates, pro rata, their Accrued Certificate Interest and their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates;

3. third, to the Class M-1 Certificates, their Accrued Certificate Interest;

4. fourth, to the Class M-2 Certificates, their Accrued Certificate Interest;

5. fifth, to the Class M-3 Certificates, their Accrued Certificate Interest;

6. sixth, to the Class M-4 Certificates, their Accrued Certificate Interest;

7. seventh, to the Class B-1 Certificates, their Accrued Certificate Interest; and

8. eighth, to the Class B-2 Certificates, their Accrued Certificate Interest.

Principal Distributions



WaMu Capital Corp.
A Washington Mutual, Inc. Company

On each Distribution Date (a) prior to the applicable Stepdown Date or (b) on or after the applicable Stepdown Date and on which a Trigger Event is in effect, distributions in respect of principal to the extent of the Basic Principal Distribution Amount will be distributed, sequentially, in the following order of priority:

      1. first, to the holders of the Class R Certificates, until the Class R Principal Balance has been reduced to zero;

      2. second, until the aggregate Class Principal Balance of the Class A Certificates has been reduced to zero, sequentially, in the following order of priority:

            a. first, to the holders of the Class A-1 Certificates, until the Class A-1 Principal Balance has been reduced to zero;

            b. second, to the holders of the Class A-2A and Class A-2B Certificates, either (1) if a Sequential Trigger Event is not in effect on that Distribution Date, pro rata, until the Class A-2A and Class A-2B Class Principal Balances have each been reduced to zero, or (2) if a Sequential Trigger Event is in effect on that Distribution Date, sequentially, first, to the holders of the Class A-2A Certificates, until the Class A-2A Principal Balance has been reduced to zero, and, second, to the holders of the Class A-2B Certificates, until the Class A-2B Principal Balance has been reduced to zero; and

            c. third, to the holders of the Class A-3A and Class A-3B Certificates, either (1) if a Sequential Trigger Event is not in effect on that Distribution Date, pro rata, until the Class A-3A and Class A-3B Class Principal Balances have each been reduced to zero, or (2) if a Sequential Trigger Event is in effect on that Distribution Date, sequentially, first, to the holders of the Class A-3A Certificates, until the Class A-3A Principal Balance has been reduced to zero, and, second, to the holders of the Class A-3B Certificates, until the Class A-3B Principal Balance has been reduced to zero; and

      3. third, sequentially, in the following order of priority:

            a. first, to the holders of the Class M-1 Certificates, until the Class Principal Balance thereof has been reduced to zero;

            b. second, to the holders of the Class M-2 Certificates, until the Class Principal Balance thereof has been reduced to zero;

            c. third, to the holders of the Class M-3 Certificates, until the Class Principal Balance thereof has been reduced to zero;

            d. fourth, to the holders of the Class M-4 Certificates, until the Class Principal Balance thereof has been reduced to zero;

            e. fifth, to the holders of the Class B-1 Certificates, until the Class Principal Balance thereof has been reduced to zero; and

            f. sixth, to the holders of the Class B-2 Certificates, until the Class Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the applicable Stepdown Date and (b) on which a Trigger Event is not in effect, distributions in respect of principal to the extent of the Basic Principal Distribution Amount will be distributed, sequentially, in the following amounts and order of priority:


WaMu Capital Corp.
A Washington Mutual, Inc. Company

1. first, an amount, up to the Class A Principal Distribution Amount, until the aggregate Class Principal Balance of the Class A Certificates has been reduced to zero, sequentially, in the following order of priority:

> a. first, to the holders of the Class A-1 Certificates, until the Class A-1 Principal Balance has been reduced to zero;

> b. second, to the holders of the Class A-2A and Class A-2B Certificates, pro rata, until the Class A-2A and Class A-2B Class Principal Balances have each been reduced to zero; and

> c. third, to the holders of the Class A-3A and Class A-3B Certificates, pro rata, until the Class A-3A and Class A-3B Class Principal Balances have each been reduced to zero; and

2. second, sequentially, in the following order of priority:

> a. first, to the holders of the Class M-1 Certificates, up to the Class M-1 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

> b. second, to the holders of the Class M-2 Certificates, up to the Class M-2 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

> c. third, to the holders of the Class M-3 Certificates, up to the Class M-3 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

> d. fourth, to the holders of the Class M-4 Certificates, up to the Class M-4 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero;

> e. fifth, to the holders of the Class B-1 Certificates, up to the Class B-1 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero; and

> f. sixth, to the holders of the Class B-2 Certificates, up to the Class B-2 Principal Distribution Amount, until the Class Principal Balance thereof has been reduced to zero.

Notwithstanding the allocation of principal to the Class A Certificates described above, on and after the Distribution Date on which the aggregate certificate principal balances of the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates have been or will be reduced to zero, any principal distributions allocated to the Class A Certificates will be allocated pro rata to the Class A Certificates, based on their respective certificate principal balances; *provided, however,* that if a Sequential Trigger Effect is in effect on that Distribution Date, (a) the aggregate allocations to the Class A-2A and Class A-2B Certificates will not be paid pro rata, but instead will be paid sequentially, first, to the Class A-2A Certificates, until the Class A-2A Principal Balance has been reduced to zero, and second, to the Class A-2B Certificates, until the Class A-2B Principal Balance has been reduced to zero, and (b) the aggregate allocations to the Class A-3A and Class A-3B Certificates will not be paid pro rata, but instead will be paid sequentially, first, to the Class A-3A Certificates, until the Class A-3A Principal Balance has been reduced to zero, and second, to the Class A-3B Certificates, until the Class A-3B Principal Balance has been reduced to zero.

Allocation of Net Monthly Excess Cashflow



WaMu Capital Corp.
A Washington Mutual, Inc. Company

On each Distribution Date, any Net Monthly Excess Cashflow will be distributed, sequentially, in the following order of priority:

1. first, to the holders of the Offered Certificates, as principal, the Extra Principal Distribution Amount, in the priority described above under "—Principal Distributions", until the Targeted Overcollateralization Amount has been achieved;

2. second, to the holders of the Class M-1 Certificates, their unpaid Accrued Certificate Interest;

3. third, to the holders of the Class M-2 Certificates, their unpaid Accrued Certificate Interest;

4. fourth, to the holders of the Class M-3 Certificates, their unpaid Accrued Certificate Interest;

5. fifth, to the holders of the Class M-4 Certificates, their unpaid Accrued Certificate Interest;

6. sixth, to the holders of the Class B-1 Certificates, their unpaid Accrued Certificate Interest;

7. seventh, to the holders of the Class B-2 Certificates, their unpaid Accrued Certificate Interest;

8. eighth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, in that order, up to the amount of unreimbursed realized losses previously allocated to that class, if any; *provided, however,* that any amounts distributed pursuant to this clause will not cause a further reduction in the class principal balance of any of the Offered Certificates;

9. ninth, to the Class A Certificates, pro rata based on Basis Risk Carry Forward Amount, any Basis Risk Carry Forward Amount for such classes for such Distribution Date;

10. tenth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, in that order, up to their respective Basis Risk Carry Forward Amount for such Distribution Date; and

11. eleventh, to the Supplemental Interest Trust, any remaining amount for application as described under "—Allocation of Funds in the Supplemental Interest Trust" below.

<u>Allocation of Funds in the Supplemental Interest Trust</u>

Funds deposited into the Supplemental Interest Trust on each Distribution Date will include:

1. any Net Swap Payments and any Swap Termination Payments owed to the Swap Counterparty and received from the trust pursuant to clause (1) under "—Interest Distributions" above;

2. any Net Swap Payments received from the Swap Counterparty for such Distribution Date; and

3. any Net Monthly Excess Cashflow received from the trust pursuant to clause (11) under "—Allocation of Net Monthly Excess Cashflow" above.



WaMu Capital Corp.
A Washington Mutual, Inc. Company

On each Distribution Date, funds in the Supplemental Interest Trust will be distributed, sequentially, in the following order of priority:

1. first, to the Swap Counterparty, any Net Swap Payments and any Swap Termination Payments (other than certain Swap Termination Payments resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty) owed to the Swap Counterparty for such Distribution Date;

2. second, to the Senior Certificates, pro rata, their Accrued Certificate Interest and their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates, to the extent not already paid pursuant to step (2) under "—Interest Distributions" above;

3. third, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, in that order, their Accrued Certificate Interest, to the extent not already paid pursuant to steps (3) through (8) under "—Interest Distributions" above;

4. fourth, to the holders of the Offered Certificates, as principal, in the priority described above under "—Principal Distributions", until the Targeted Overcollateralization Amount has been achieved, to the extent not already paid pursuant to step (1) under "—Allocation of Net Monthly Excess Cashflow" above;

5. fifth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, in that order, their unpaid Accrued Certificate Interest, if any, from prior Distribution Dates, to the extent not already paid pursuant to steps (2) through (7) under "—Allocation of Net Monthly Excess Cashflow" above;

6. sixth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, in that order, up to the amount of unreimbursed realized losses previously allocated to that class, if any, to the extent not already paid pursuant to step (8) under "—Allocation of Net Monthly Excess Cashflow" above; *provided, however,* that any amounts distributed pursuant to this clause will not cause a further reduction in the class principal balance of any of the Offered Certificates;

7. seventh, to the Class A Certificates, pro rata, any Basis Risk Carry Forward Amount for such class for such Distribution Date, to the extent not already paid pursuant to step (9) under "—Allocation of Net Monthly Excess Cashflow" above;

8. eighth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class B-1 and Class B-2 Certificates, in that order, up to their respective Basis Risk Carry Forward Amount for such Distribution Date, to the extent not already paid pursuant to step (10) under "—Allocation of Net Monthly Excess Cashflow" above;

9. ninth, to the Swap Counterparty, any Swap Termination Payments owed to the Swap Counterparty resulting from an event of default by, or certain termination events with respect to, the Swap Counterparty; and

10. tenth, to the holders of the Class C Certificates.

**WaMu Capital Corp.**
A Washington Mutual, Inc. Company

ORIGINATOR DISCLOSURES

Argent Mortgage Company
Approximately 13.24% of the Mortgage Loans were originated by Argent Mortgage Company, L.L.C., a Delaware limited liability company ("Argent") whose principal place of business is 3 Park Plaza, Irvine, CA 92614. Argent has been originating mortgage loans since January 2003. Prior to January 2003, wholesale mortgage loans were originated through the wholesale lending division of Ameriquest Mortgage Company ("Ameriquest"). Effective as of January 1, 2003 Ameriquest reorganized its wholesale lending business as a wholly owned subsidiary of Ameriquest under the name of Argent Mortgage Company, L.L.C. Argent is currently (i) a wholly owned subsidiary of ACC Capital Holdings Corporation, a Delaware corporation and (ii) an affiliate of Ameriquest.

WaMu Capital Corp.
A Washington Mutual, Inc. Company

SENSITIVITY TABLE FOR THE OFFERED CERTIFICATES (TO CLEAN-UP CALL OPTION DATE)

Class	Prepayment Speed	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR
A-1	WAL	1.93	1.42	1.11	0.90	0.75	0.64	0.55
	First Prin Pmt	Feb07	Feb07	Feb07	Feb07	Feb07	Feb07	Feb07
	Last Prin Pmt	May11	Mar10	Jul09	Jan09	Sep08	Jun08	Apr08
	Prin Window	52	38	30	24	20	17	15
A-2A	WAL	6.51	4.81	3.75	3.00	2.45	2.04	1.75
	First Prin Pmt	May11	Mar10	Jul09	Jan09	Sep08	Jun08	Apr08
	Last Prin Pmt	May16	Jan14	Jul12	Jun11	Sep10	Nov09	Jun09
	Prin Window	61	47	37	30	25	18	15
A-2B	WAL	6.51	4.81	3.75	3.00	2.45	2.04	1.75
	First Prin Pmt	May11	Mar10	Jul09	Jan09	Sep08	Jun08	Apr08
	Last Prin Pmt	May16	Jan14	Jul12	Jun11	Sep10	Nov09	Jun09
	Prin Window	61	47	37	30	25	18	15
A-3A	WAL	12.11	9.11	7.19	5.83	4.85	4.06	3.41
	First Prin Pmt	May16	Jan14	Jul12	Jun11	Sep10	Nov09	Jun09
	Last Prin Pmt	Apr20	Jan17	Dec14	Jun13	May12	Jul11	Dec10
	Prin Window	48	37	30	25	21	21	19
A-3B	WAL	12.11	9.11	7.19	5.83	4.85	4.06	3.41
	First Prin Pmt	May16	Jan14	Jul12	Jun11	Sep10	Nov09	Jun09
	Last Prin Pmt	Apr20	Jan17	Dec14	Jun13	May12	Jul11	Dec10
	Prin Window	48	37	30	25	21	21	19
M-1	WAL	8.80	6.57	5.22	4.40	3.91	3.62	3.49
	First Prin Pmt	Apr11	Feb10	Feb10	Mar10	Mar10	Apr10	May10
	Last Prin Pmt	Apr20	Jan17	Dec14	Jun13	May12	Jul11	Dec10
	Prin Window	109	84	59	40	27	16	8
M-2	WAL	8.80	6.57	5.22	4.39	3.88	3.57	3.40
	First Prin Pmt	Apr11	Feb10	Feb10	Feb10	Mar10	Mar10	Apr10
	Last Prin Pmt	Apr20	Jan17	Dec14	Jun13	May12	Jul11	Dec10
	Prin Window	109	84	59	41	27	17	9
M-3	WAL	8.80	6.57	5.22	4.37	3.88	3.54	3.37
	First Prin Pmt	Apr11	Feb10	Feb10	Feb10	Mar10	Mar10	Mar10
	Last Prin Pmt	Apr20	Jan17	Dec14	Jun13	May12	Jul11	Dec10
	Prin Window	109	84	59	41	27	17	10
M-4	WAL	8.77	6.55	5.20	4.36	3.83	3.54	3.33
	First Prin Pmt	Apr11	Feb10	Feb10	Feb10	Feb10	Mar10	Mar10
	Last Prin Pmt	Apr20	Jan17	Dec14	Jun13	May12	Jul11	Dec10
	Prin Window	109	84	59	41	28	17	10
B-1	WAL	8.41	6.27	4.97	4.18	3.68	3.36	3.20
	First Prin Pmt	Apr11	Feb10	Feb10	Feb10	Feb10	Feb10	Feb10
	Last Prin Pmt	Aug19	Jul16	Jul14	Feb13	Feb12	May11	Sep10
	Prin Window	101	78	54	37	25	16	8
B-2	WAL	7.42	5.51	4.36	3.68	3.29	3.11	3.07
	First Prin Pmt	Apr11	Feb10	Feb10	Feb10	Feb10	Feb10	Feb10
	Last Prin Pmt	Jul17	Dec14	Mar13	Jan12	Mar11	Jul10	Feb10
	Prin Window	76	59	38	24	14	6	1

WaMu Capital Corp.
A Washington Mutual, Inc. Company

SENSITIVITY TABLE FOR THE OFFERED CERTIFICATES (TO MATURITY)

Class	Prepayment Speed	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR	40% CPR	45% CPR
A-1	WAL	1.93	1.42	1.11	0.90	0.75	0.64	0.55
	First Prin Pmt	Feb07	Feb07	Feb07	Feb07	Feb07	Feb07	Feb07
	Last Prin Pmt	May11	Mar10	Jul09	Jan09	Sep08	Jun08	Apr08
	Prin Window	52	38	30	24	20	17	15
A-2A	WAL	6.51	4.81	3.75	3.00	2.45	2.04	1.75
	First Prin Pmt	May11	Mar10	Jul09	Jan09	Sep08	Jun08	Apr08
	Last Prin Pmt	May16	Jan14	Jul12	Jun11	Sep10	Nov09	Jun09
	Prin Window	61	47	37	30	25	18	15
A-2B	WAL	6.51	4.81	3.75	3.00	2.45	2.04	1.75
	First Prin Pmt	May11	Mar10	Jul09	Jan09	Sep08	Jun08	Apr08
	Last Prin Pmt	May16	Jan14	Jul12	Jun11	Sep10	Nov09	Jun09
	Prin Window	61	47	37	30	25	18	15
A-3A	WAL	14.19	10.86	8.60	7.02	5.85	4.92	4.12
	First Prin Pmt	May16	Jan14	Jul12	Jun11	Sep10	Nov09	Jun09
	Last Prin Pmt	Sep33	Jun29	Jun25	Apr22	Nov19	Dec17	Jun16
	Prin Window	209	186	156	131	111	98	85
A-3B	WAL	14.19	10.86	8.60	7.02	5.85	4.92	4.12
	First Prin Pmt	May16	Jan14	Jul12	Jun11	Sep10	Nov09	Jun09
	Last Prin Pmt	Sep33	Jun29	Jun25	Apr22	Nov19	Dec17	Jun16
	Prin Window	209	186	156	131	111	98	85
M-1	WAL	9.37	7.03	5.59	4.71	4.17	3.84	3.67
	First Prin Pmt	Apr11	Feb10	Feb10	Mar10	Mar10	Apr10	May10
	Last Prin Pmt	Jun25	Apr21	May18	Apr16	Oct14	Aug13	Aug12
	Prin Window	171	135	100	74	56	41	28
M-2	WAL	9.20	6.89	5.47	4.60	4.06	3.73	3.52
	First Prin Pmt	Apr11	Feb10	Feb10	Feb10	Mar10	Mar10	Apr10
	Last Prin Pmt	Jun23	Jul19	Dec16	Feb15	Oct13	Oct12	Dec11
	Prin Window	147	114	83	61	44	32	21
M-3	WAL	9.04	6.77	5.37	4.51	3.99	3.64	3.45
	First Prin Pmt	Apr11	Feb10	Feb10	Feb10	Mar10	Mar10	Mar10
	Last Prin Pmt	Mar22	Aug18	Mar16	Jun14	Apr13	Apr12	Jul11
	Prin Window	132	103	74	53	38	26	17
M-4	WAL	8.82	6.59	5.23	4.39	3.86	3.56	3.34
	First Prin Pmt	Apr11	Feb10	Feb10	Feb10	Feb10	Mar10	Mar10
	Last Prin Pmt	Feb21	Sep17	Jun15	Nov13	Oct12	Nov11	Mar11
	Prin Window	119	92	65	46	33	21	13
B-1	WAL	8.41	6.27	4.97	4.18	3.68	3.36	3.20
	First Prin Pmt	Apr11	Feb10	Feb10	Feb10	Feb10	Feb10	Feb10
	Last Prin Pmt	Aug19	Jul16	Jul14	Feb13	Feb12	May11	Sep10
	Prin Window	101	78	54	37	25	16	8
B-2	WAL	7.42	5.51	4.36	3.68	3.29	3.11	3.07
	First Prin Pmt	Apr11	Feb10	Feb10	Feb10	Feb10	Feb10	Feb10
	Last Prin Pmt	Jul17	Dec14	Mar13	Jan12	Mar11	Jul10	Feb10
	Prin Window	76	59	38	24	14	6	1

WaMu Capital Corp.

A Washington Mutual, Inc. Company

NET WAC CAP

DISTRIBUTION PERIOD	DISTRIBUTION DATE	NET WAC CAP	DISTRIBUTION PERIOD	DISTRIBUTION DATE	NET WAC CAP
1	2/25/07	22.311%	40	5/25/10	21.246%
2	3/25/07	21.490%	41	6/25/10	21.126%
3	4/25/07	21.620%	42	7/25/10	21.082%
4	5/25/07	21.832%	43	8/25/10	20.918%
5	6/25/07	21.925%	44	9/25/10	20.811%
6	7/25/07	22.018%	45	10/25/10	20.765%
7	8/25/07	22.019%	46	11/25/10	20.671%
8	9/25/07	22.036%	47	12/25/10	20.657%
9	10/25/07	22.046%	48	1/25/11	20.572%
10	11/25/07	22.051%	49	2/25/11	20.563%
11	12/25/07	22.046%	50	3/25/11	20.805%
12	1/25/08	22.020%	51	4/25/11	20.671%
13	2/25/08	22.068%	52	5/25/11	20.697%
14	3/25/08	22.217%	53	6/25/11	20.521%
15	4/25/08	22.247%	54	7/25/11	20.448%
16	5/25/08	22.273%	55	8/25/11	20.112%
17	6/25/08	22.206%	56	9/25/11	19.714%
18	7/25/08	22.156%	57	10/25/11	18.879%
19	8/25/08	22.041%	58	11/25/11	18.149%
20	9/25/08	21.968%	59	12/25/11	17.590%
21	10/25/08	21.890%	60	1/25/12	15.301%
22	11/25/08	21.771%	61	2/25/12	9.738%
23	12/25/08	21.752%	62	3/25/12	10.410%
24	1/25/09	21.722%	63	4/25/12	9.738%
25	2/25/09	21.753%	64	5/25/12	10.064%
26	3/25/09	21.945%	65	6/25/12	9.739%
27	4/25/09	21.911%	66	7/25/12	10.064%
28	5/25/09	21.942%	67	8/25/12	9.739%
29	6/25/09	21.852%	68	9/25/12	9.739%
30	7/25/09	21.797%	69	10/25/12	10.064%
31	8/25/09	21.651%	70	11/25/12	9.740%
32	9/25/09	21.549%	71	12/25/12	10.065%
33	10/25/09	21.364%	72	1/25/13	9.740%
34	11/25/09	21.193%	73	2/25/13	9.740%
35	12/25/09	21.161%	74	3/25/13	10.783%
36	1/25/10	21.074%	75	4/25/13	9.739%
37	2/25/10	21.076%	76	5/25/13	10.063%
38	3/25/10	21.291%	77	6/25/13	9.738%
39	4/25/10	21.206%			

The assumptions for the Net WAC CAP table above are as follows:
* Run at 30% CPR to the Clean-Up Call Option Date.
* Derived assuming LIBOR indices are held constant at 20.00% beginning on the first Distribution Date.
* Includes the application of Net Swap Payments received or paid by the trust.

WaMu Capital Corp.

A Washington Mutual, Inc. Company

Break-Even CDR Table

Class Rating (Moody's / S&P)	M-1 Aa1/AA+	M-2 Aa2/AA	M-3 Aa3/AA-
Break-Even CDR (%)	6.74	5.83	5.20
Collateral Loss (%)	5.41	4.77	4.31

Class Rating (Moody's / S&P)	M-4 A2/A+	B-1 Baa1/A-	B-2 Baa3/BBB
Break-Even CDR (%)	4.57	3.93	3.33
Collateral Loss (%)	3.84	3.35	2.87

The assumptions for the break-even CDR table above are as follows:
* Cash flows run at 30% CPR to Maturity
* Forward LIBOR
* Triggers are failing after the Stepdown Date
* Sequential trigger fails prior to the Stepdown Date
* 33% loss severity
* 6 month liquidation lag
* Defaults are in addition to voluntary prepayments
* Servicer advances 100% of principal and interest until liquidation
* "Break-Even CDR" is the approximate Constant Default Rate that generates the first
  dollar of principal writedown on the related Class

WaMu Capital Corp.
A Washington Mutual, Inc. Company

IMPORTANT NOTICE REGARDING COLLATERAL MATERIALS

The information contained in this section has not been independently verified by WaMu Capital Corp. The information contained in this section is preliminary and subject to change and supersedes information contained in any prior collateral materials for this transaction.

Washington Mutual Mortgage Pass-Through Certificates
WMALT Series 2007-HY1
Mortgage Loans
Preliminary Collateral Information As of 1/01/07

SUMMARY

		Minimum	Maximum
TOTAL CURRENT BALANCE	$501,729,349		
TOTAL ORIGINAL BALANCE	$502,253,095		
NUMBER OF LOANS	1,610		
AVG CURRENT BALANCE	$311,633	$20,000	$1,890,000
WAVG GROSS COUPON	6.720%	5.250%	9.125%
WAVG ORIGINAL LTV	71.51%	6.71%	95.00%
WAVG COMBINED LTV	80.78%	6.71%	100.02%
WAVG FICO SCORE	719	600	819
WAVG ORIGINAL TERM (MONTHS)	360	360	360
WAVG REMAINING TERM (MONTHS)	358	342	360
WAVG SEASONING (MONTHS)	2	0	18
WAVG MONTHS TO ROLL	65	10	119
WAVG MARGIN	2.310%	1.750%	5.604%
WAVG INITIAL CAP	4.835%	2.000%	6.000%
WAVG PERIODIC CAP	1.881%	1.000%	2.000%
WAVG MAXIMUM RATE	11.820%	10.250%	15.125%
PERCENT SILENT SECONDS	51.60%		
PERCENT IO LOANS	82.67%		

TOP STATE CONCENTRATIONS	CA (52%), FL (8%), WA (7%)
TOP ZIPCODE (92336)	0.47%



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Product Type	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
1/1 LIBOR	2	1,549,807.25	0.31	6.550	718	77.12	86.54
2/6 LIBOR	15	2,156,737.57	0.43	7.684	675	81.53	95.69
2/6 LIBOR 10YR IO	5	2,026,715.83	0.40	7.725	682	77.40	97.48
2/6 LIBOR 5YR IO	18	4,606,429.36	0.92	7.423	684	79.94	97.54
3/1 LIBOR	14	4,145,083.02	0.83	6.923	702	74.98	86.02
3/1 LIBOR 3YR IO	1	97,600.00	0.02	7.125	797	80.00	100.00
3/1 LIBOR 40/30	10	2,761,354.50	0.55	7.916	659	82.89	95.92
3/1 LIBOR 50/30	1	227,853.05	0.05	7.375	782	80.00	100.02
3/1 LIBOR 5YR IO	9	2,394,684.48	0.48	6.875	695	79.47	94.23
3/6 LIBOR	32	6,582,754.82	1.31	6.949	717	78.68	92.40
3/6 LIBOR 10YR IO	11	3,107,968.77	0.62	6.563	685	78.13	94.01
3/6 LIBOR 40/20	11	2,475,417.78	0.49	7.255	719	80.79	99.53
3/6 LIBOR 5YR IO	18	4,942,455.20	0.99	6.986	706	80.11	93.84
5/1 LIBOR	132	31,943,473.68	6.37	6.418	731	66.41	71.07
5/1 LIBOR 10YR IO	2	629,600.00	0.13	7.203	673	80.00	87.50
5/1 LIBOR 50/30	3	338,689.98	0.07	7.203	707	80.00	100.01
5/1 LIBOR 5YR IO	674	202,702,251.20	40.40	6.603	723	69.66	77.12
5/6 LIBOR	59	12,881,163.98	2.57	6.784	716	74.99	84.56
5/6 LIBOR 10YR IO	132	38,869,730.27	7.75	6.905	704	77.19	90.91
5/6 LIBOR 40/20	15	4,518,467.64	0.90	6.821	720	78.30	92.55
5/6 LIBOR 5YR IO	105	32,322,707.18	6.44	6.822	721	78.73	94.84
7/1 LIBOR	15	8,680,863.82	1.73	7.150	699	65.89	70.01
7/1 LIBOR 10YR IO	9	2,118,895.83	0.42	7.393	661	79.82	93.80
7/1 LIBOR 40/30	10	2,091,862.72	0.42	7.443	685	79.88	94.38
7/1 LIBOR 50/30	3	1,096,522.80	0.22	8.097	693	80.00	100.00
7/1 LIBOR 7YR IO	161	80,645,274.20	16.07	6.806	726	70.73	79.93
7/6 LIBOR	15	2,311,281.09	0.46	7.485	699	79.33	92.88
7/6 LIBOR 10YR IO	21	6,286,511.06	1.25	6.809	711	76.82	87.93
7/6 LIBOR 40/20	5	1,126,230.85	0.22	6.966	731	76.74	87.51
7/6 LIBOR 5YR IO	11	2,487,705.44	0.50	7.381	721	80.00	99.58
10/1 LIBOR	9	1,615,106.17	0.32	6.567	724	67.17	68.40
10/1 LIBOR 10YR IO	75	30,258,041.45	6.03	6.251	728	61.80	66.68
10/1 LIBOR 40/30	3	446,719.63	0.09	7.269	656	80.00	100.00
10/6 LIBOR 10YR IO	4	1,283,388.58	0.26	7.042	679	73.77	81.72
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Original Balance ($)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
50,000.00 or less	6	237,275.09	0.05	6.548	735	63.86	71.07
50,000.01 - 100,000.00	80	6,456,652.05	1.29	6.989	724	65.43	73.90
100,000.01 - 150,000.00	183	23,356,189.65	4.66	6.868	714	72.56	83.60
150,000.01 - 200,000.00	255	44,941,522.19	8.96	6.703	718	70.67	79.51
200,000.01 - 250,000.00	238	53,605,568.17	10.68	6.694	720	72.01	81.21
250,000.01 - 300,000.00	176	48,435,853.99	9.65	6.632	717	70.14	78.84
300,000.01 - 350,000.00	160	51,851,277.16	10.33	6.667	718	73.27	83.65
350,000.01 - 400,000.00	142	53,302,910.34	10.62	6.691	714	74.76	85.50
400,000.01 - 450,000.00	92	38,831,252.27	7.74	6.570	728	72.07	82.05
450,000.01 - 500,000.00	63	30,061,326.12	5.99	6.619	715	73.33	81.66
500,000.01 - 550,000.00	59	30,810,021.93	6.14	6.674	721	73.63	82.89
550,000.01 - 600,000.00	41	23,735,943.96	4.73	6.807	717	73.72	84.48
600,000.01 - 650,000.00	32	20,133,092.48	4.01	6.565	732	74.03	83.67
650,000.01 - 700,000.00	16	10,845,956.23	2.16	6.804	715	66.11	74.98
700,000.01 - 750,000.00	15	10,930,136.75	2.18	6.812	723	70.99	82.12
750,000.01 - 800,000.00	11	8,613,884.48	1.72	6.672	734	68.84	77.25
800,000.01 - 850,000.00	6	4,934,016.62	0.98	6.860	752	66.74	73.43
850,000.01 - 900,000.00	5	4,412,213.83	0.88	6.946	724	66.13	75.52
900,000.01 - 950,000.00	4	3,713,999.99	0.74	7.033	722	73.68	74.94
950,000.01 - 1,000,000.00	16	15,899,485.49	3.17	6.950	708	61.16	68.70
1,000,000.01 or greater	10	16,620,770.41	3.31	7.256	711	63.95	67.07
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Current Balance ($)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
50,000.00 or less	6	237,275.09	0.05	6.548	735	63.86	71.07
50,000.01 - 100,000.00	82	6,637,130.53	1.32	6.984	725	65.64	73.88
100,000.01 - 150,000.00	183	23,406,712.17	4.67	6.865	715	72.41	83.43
150,000.01 - 200,000.00	254	44,910,214.47	8.95	6.709	717	70.76	79.60
200,000.01 - 250,000.00	239	53,876,667.39	10.74	6.687	720	71.79	80.94
250,000.01 - 300,000.00	174	47,965,061.49	9.56	6.634	717	70.35	79.13
300,000.01 - 350,000.00	160	51,851,277.16	10.33	6.667	718	73.27	83.65
350,000.01 - 400,000.00	143	53,667,910.34	10.70	6.691	714	74.63	85.30
400,000.01 - 450,000.00	92	38,831,252.27	7.74	6.570	728	72.07	82.05
450,000.01 - 500,000.00	63	30,061,326.12	5.99	6.619	715	73.33	81.66
500,000.01 - 550,000.00	58	30,445,021.93	6.07	6.675	721	73.84	83.21
550,000.01 - 600,000.00	41	23,735,943.96	4.73	6.807	717	73.72	84.48
600,000.01 - 650,000.00	32	20,133,092.48	4.01	6.565	732	74.03	83.67
650,000.01 - 700,000.00	16	10,845,956.23	2.16	6.804	715	66.11	74.98
700,000.01 - 750,000.00	15	10,930,136.75	2.18	6.812	723	70.99	82.12
750,000.01 - 800,000.00	11	8,613,884.48	1.72	6.672	734	68.84	77.25
800,000.01 - 850,000.00	6	4,934,016.62	0.98	6.860	752	66.74	73.43
850,000.01 - 900,000.00	5	4,412,213.83	0.88	6.946	724	66.13	75.52
900,000.01 - 950,000.00	4	3,713,999.99	0.74	7.033	722	73.68	74.94
950,000.01 - 1,000,000.00	16	15,899,485.49	3.17	6.950	708	61.16	68.70
1,000,000.01 or greater	10	16,620,770.41	3.31	7.256	711	63.95	67.07
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Gross Mortgage Interest Rates (%)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
5.000 - 5.499	6	1,241,542.76	0.25	5.255	742	64.91	64.91
5.500 - 5.999	80	24,863,042.40	4.96	5.780	725	69.76	78.26
6.000 - 6.499	488	149,825,978.33	29.86	6.250	725	66.59	74.46
6.500 - 6.999	612	195,521,158.60	38.97	6.676	722	71.95	81.36
7.000 - 7.499	202	62,901,360.93	12.54	7.187	711	75.75	85.80
7.500 - 7.999	155	50,848,184.80	10.13	7.663	709	77.68	88.84
8.000 - 8.499	44	11,217,991.94	2.24	8.190	677	78.54	91.43
8.500 - 8.999	21	5,113,089.65	1.02	8.650	676	79.58	93.45
9.000 - 9.499	2	196,999.79	0.04	9.047	657	80.00	100.00
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Original Term (Months)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
360	1,610	501,729,349.20	100.00	6.720	719	71.51	80.78
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Cut Off Remaining Term (Months)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
342 - 350	3	2,636,998.00	0.53	6.517	717	64.49	64.94
351 - 355	82	24,144,682.54	4.81	7.071	703	75.20	86.26
356 - 357	488	130,213,968.71	25.95	6.961	706	77.38	91.03
358 - 359	1035	344,261,199.95	68.61	6.605	725	69.08	76.62
360	2	472,500.00	0.09	7.172	686	73.56	90.33
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Seasoning (Months)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
1	809	270,796,961.46	53.97	6.606	726	68.84	76.25
2 - 5	756	215,350,584.94	42.92	6.851	712	74.79	86.44
6 - 9	42	12,944,804.80	2.58	6.960	700	74.12	84.52
10 - 13	2	2,556,998.00	0.51	6.502	718	64.00	64.00
14 or greater	1	80,000.00	0.02	7.000	687	80.00	95.00
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Credit Scores	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
600 - 609	2	373,542.58	0.07	7.694	602	74.50	84.14
620 - 629	20	5,371,034.36	1.07	7.585	625	75.62	85.76
630 - 639	18	5,484,020.68	1.09	7.398	635	70.41	80.74
640 - 649	44	13,939,098.07	2.78	7.126	645	74.65	84.14
650 - 659	23	6,571,153.59	1.31	7.171	655	74.47	87.87
660 - 669	72	22,800,927.11	4.54	6.839	665	70.60	79.72
670 - 679	78	21,543,852.61	4.29	6.680	674	70.91	76.92
680 - 689	149	49,000,386.60	9.77	6.729	684	71.47	81.11
690 - 699	149	45,894,926.87	9.15	6.747	694	73.57	85.13
700 - 709	150	46,019,774.01	9.17	6.754	704	73.92	85.12
710 - 719	135	45,343,977.45	9.04	6.739	714	71.64	80.93
720 - 729	159	50,773,251.95	10.12	6.675	724	73.62	84.11
730 - 739	97	28,037,908.94	5.59	6.521	734	71.70	83.25
740 - 749	115	33,704,729.21	6.72	6.674	745	73.33	84.23
750 - 759	106	32,141,171.17	6.41	6.595	754	69.65	77.90
760 - 769	70	22,310,971.51	4.45	6.601	764	71.93	78.39
770 - 779	85	26,971,339.13	5.38	6.574	775	68.34	75.83
780 - 789	72	24,576,594.32	4.90	6.680	784	67.65	71.07
790 - 799	26	9,458,675.61	1.89	6.645	793	67.80	74.67
800 - 809	29	9,044,508.33	1.80	6.644	804	60.66	66.38
810 - 819	11	2,367,505.10	0.47	6.325	815	43.09	44.35
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Original LTV (%)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
0.01 - 50.00	150	40,391,028.33	8.05	6.330	735	39.83	41.07
50.01 - 55.00	65	19,452,295.79	3.88	6.427	719	52.56	55.68
55.01 - 60.00	71	24,604,519.83	4.90	6.465	715	57.86	59.55
60.01 - 65.00	120	51,161,618.73	10.20	6.603	726	63.87	66.89
65.01 - 70.00	141	48,409,323.91	9.65	6.774	726	69.12	74.95
70.01 - 75.00	102	41,357,580.02	8.24	6.842	715	74.00	77.31
75.01 - 80.00	916	266,452,029.77	53.11	6.799	715	79.82	94.53
80.01 - 85.00	16	3,222,730.77	0.64	6.958	720	83.77	85.18
85.01 - 90.00	16	4,297,244.34	0.86	7.323	708	89.37	89.37
90.01 - 95.00	13	2,380,977.71	0.47	7.370	724	94.64	94.64
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Combined LTV (%)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
0.01 - 50.00	142	37,692,567.21	7.51	6.331	735	39.44	39.83
50.01 - 55.00	62	17,571,849.83	3.50	6.397	720	51.96	52.55
55.01 - 60.00	66	22,528,054.01	4.49	6.474	714	57.76	57.84
60.01 - 65.00	106	44,033,746.65	8.78	6.580	728	63.52	63.88
65.01 - 70.00	110	35,804,899.16	7.14	6.627	734	68.11	68.95
70.01 - 75.00	92	34,658,326.05	6.91	6.754	727	71.94	73.69
75.01 - 80.00	212	65,076,182.66	12.97	6.882	716	77.70	79.52
80.01 - 85.00	31	8,561,460.38	1.71	6.875	703	77.37	83.65
85.01 - 90.00	78	28,790,861.21	5.74	6.914	696	77.49	89.25
90.01 - 95.00	92	30,032,310.57	5.99	6.745	719	79.22	94.48
95.01 or greater	619	176,979,091.47	35.27	6.810	716	79.77	99.82
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Occupancy Type	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
Primary	1,178	376,844,404.96	75.11	6.703	716	73.68	85.19
Investment	397	115,664,910.55	23.05	6.781	731	64.66	66.95
Second Home	35	9,220,033.69	1.84	6.660	712	68.45	73.89
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Property Type	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
Single Family	933	293,894,959.37	58.58	6.714	718	71.60	80.98
PUD	279	83,017,301.91	16.55	6.716	718	73.03	83.75
Condo	227	60,071,170.86	11.97	6.723	725	74.28	86.02
Duplex	90	29,876,063.36	5.95	6.862	711	71.09	78.42
Fourplex	48	22,193,281.67	4.42	6.659	724	63.49	65.55
Triplex	32	12,576,669.22	2.51	6.646	731	61.34	63.96
Housing Co-op	1	99,902.81	0.02	6.125	636	50.51	50.51
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Loan Purpose	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
Purchase	817	244,222,222.01	48.68	6.844	719	78.00	93.11
Cash Out Refinance	461	152,246,485.63	30.34	6.625	716	64.49	67.00
Rate/Term Refinance	332	105,260,641.56	20.98	6.569	725	66.59	72.09
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Documentation Type	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
Reduced/Low/Stated	698	235,730,622.94	46.98	6.777	721	73.24	82.58
No Doc/NINA	412	115,632,694.03	23.05	6.689	719	69.08	79.62
No Ratio/NORA	240	78,155,077.68	15.58	6.604	725	66.50	72.22
Full/Alternative/Streamline	260	72,210,954.55	14.39	6.708	706	75.18	86.00
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Lien Position	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
1st	1,610	501,729,349.20	100.00	6.720	719	71.51	80.78
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

State	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
California	660	263,041,303.70	52.43	6.629	724	69.96	79.38
Florida	167	38,406,670.40	7.65	6.726	713	73.91	84.70
Washington	116	36,023,859.36	7.18	6.754	714	70.90	80.03
Illinois	111	26,856,087.62	5.35	7.101	709	75.93	85.82
Arizona	66	15,737,081.83	3.14	6.741	724	71.60	80.02
New York	40	13,833,443.39	2.76	6.525	703	70.49	77.46
Massachusetts	32	13,831,776.36	2.76	6.955	722	68.51	70.86
Nevada	48	11,583,894.94	2.31	6.931	699	74.81	87.83
New Jersey	29	9,381,562.38	1.87	6.682	714	69.80	75.48
Georgia	43	8,841,053.35	1.76	6.843	722	76.39	86.80
Other	298	64,192,615.87	12.79	6.849	715	74.74	84.15
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Prepayment Penalty Term (Months)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
0	1,019	328,576,125.94	65.49	6.744	723	70.90	79.51
6	1	300,000.00	0.06	7.375	723	80.00	100.00
12	125	35,794,922.56	7.13	6.831	707	74.61	86.68
24	71	18,362,091.67	3.66	7.174	694	78.16	95.24
30	2	243,275.00	0.05	6.250	737	60.75	60.75
36	392	118,452,934.03	23.61	6.550	715	71.21	80.24
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Interest Only Period (Months)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
0	354	86,949,390.35	17.33	6.830	715	72.23	80.90
36	1	97,600.00	0.02	7.125	797	80.00	100.00
60	835	249,456,232.86	49.72	6.665	721	71.43	80.51
84	161	80,645,274.20	16.07	6.806	726	70.73	79.93
120	259	84,580,851.79	16.86	6.688	710	71.73	82.20
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Periodic Cap (%)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
1.000	236	59,926,461.19	11.94	6.912	704	77.84	91.72
2.000	1,374	441,802,888.01	88.06	6.694	721	70.65	79.29
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Initial Rate Cap (%)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
2.000	96	24,190,992.80	4.82	6.998	709	79.04	92.42
3.000	50	12,992,411.68	2.59	7.398	683	79.83	97.10
5.000	1,408	448,909,781.39	89.47	6.667	722	70.76	79.53
6.000	56	15,636,163.33	3.12	7.255	696	74.49	85.11
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**



WaMu Capital Corp.

A Washington Mutual, Inc. Company

Maximum Interest Rate (%)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
10.001 - 10.500	10	1,942,087.60	0.39	5.343	729	71.14	74.45
10.501 - 11.000	104	35,563,640.15	7.09	5.866	723	69.24	78.18
11.001 - 11.500	626	186,006,936.87	37.07	6.345	724	67.16	75.44
11.501 - 12.000	441	149,540,404.69	29.80	6.751	724	72.33	81.22
12.001 - 12.500	169	53,809,186.22	10.72	7.214	716	77.07	87.41
12.501 - 13.000	110	35,386,232.89	7.05	7.454	712	76.92	86.92
13.001 - 13.500	76	18,886,252.27	3.76	7.690	697	77.79	90.44
13.501 - 14.000	52	15,687,030.99	3.13	7.943	679	79.01	93.56
14.001 - 14.500	17	4,184,559.45	0.83	8.291	674	79.34	94.98
14.501 - 15.000	4	648,418.28	0.13	8.822	658	79.99	99.99
15.001 - 15.500	1	74,599.79	0.01	9.125	667	80.00	100.00
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Months to Roll	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
7 - 12	2	1,549,807.25	0.31	6.550	718	77.12	86.54
13 - 18	1	80,000.00	0.02	7.000	687	80.00	95.00
19 - 24	38	8,789,882.76	1.75	7.557	681	79.74	97.07
25 - 30	4	976,385.45	0.19	6.712	680	74.07	83.35
31 - 36	102	25,678,786.17	5.12	7.045	703	79.21	93.51
49 - 54	30	8,320,605.68	1.66	7.091	704	77.46	90.22
55 - 60	1,092	315,885,478.25	62.96	6.644	721	71.35	80.24
73 - 78	4	2,075,999.97	0.41	6.852	673	71.74	81.10
79 - 84	246	104,769,147.84	20.88	6.902	720	71.61	81.18
109 - 114	6	4,128,811.70	0.82	6.527	720	62.33	62.33
115 - 120	85	29,474,444.13	5.87	6.279	725	62.82	68.54
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**



WaMu Capital Corp.
A Washington Mutual, Inc. Company

Margin (%)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
2.000 or less	2	428,268.92	0.09	6.906	716	80.00	100.01
2.001 - 2.250	1,434	459,431,526.24	91.57	6.664	722	70.83	79.76
2.251 - 2.500	20	5,076,171.80	1.01	6.516	682	78.84	90.62
2.501 - 2.750	62	16,048,097.71	3.20	7.010	705	77.29	86.44
2.751 - 3.000	21	4,854,239.96	0.97	7.538	696	80.13	95.90
3.001 - 3.250	20	4,359,748.84	0.87	7.539	671	79.52	95.41
3.251 - 3.500	42	10,051,146.50	2.00	8.052	675	80.19	96.61
3.501 - 3.750	1	67,869.02	0.01	8.250	625	80.00	80.00
4.001 - 4.250	2	175,208.38	0.03	8.571	719	86.45	97.85
4.501 - 4.750	1	104,000.00	0.02	8.875	644	80.00	95.00
4.751 - 5.000	3	630,641.41	0.13	7.256	666	80.00	98.57
5.001 or more	2	502,430.42	0.10	6.908	651	80.00	89.33
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Balloons	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
NO	1,580	494,766,346.52	98.61	6.706	720	71.37	80.55
YES	30	6,963,002.68	1.39	7.708	678	81.11	96.70
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**

Dual Amortization Loans (40-20)	# of Loans	Aggregate Principal Balance ($)	Percent by Balance (%)	WA Gross Mortgage Rate (%)	WA FICO	WA Original LTV (%)	WA Combined LTV (%)
NO	1,579	493,609,232.93	98.38	6.716	719	71.39	80.56
YES	31	8,120,116.27	1.62	6.973	721	78.84	93.98
Total:	**1,610**	**501,729,349.20**	**100.00**	**6.720**	**719**	**71.51**	**80.78**